UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 2)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

U.S. Geothermal Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

90338S102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 90338S102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bradley Louis Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 42,057
	6	SHARED VOTING POWER 1,782,943
	7	SOLE DISPOSITIVE POWER 42,057
	8	SHARED DISPOSITIVE POWER 1,782,943
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 90338S102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FMLP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,703,777
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,703,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,703,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 90338S102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fondren Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,703,777
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,703,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,703,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G/A

This Amendment No. 2 to the Schedule 13G (this “Amendment”) is being filed on behalf of Bradley Louis Radoff, FMLP, Inc., a Texas corporation (“FMLP”), and Fondren Management LP, a Texas limited partnership (“Fondren”), relating to Common Stock, $0.001 par value (the “Common Stock”), of U.S. Geothermal Inc., a Delaware corporation (the “Issuer”).

Mr. Radoff is the principal of FMLP. FMLP is the general partner of Fondren. The shares of Common Stock reported on this Amendment are held by (i) a private investment fund managed by Fondren (the “Fund”), (ii) Mr. Radoff’s family foundation (the “Foundation”) and (iii) Mr. Radoff directly.

Item 1(a)	Name of Issuer.

U.S. Geothermal Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

390 E. Parkcenter Blvd., Suite 250

Boise, Idaho 83706

Item 2(a)	Name of Person Filing.

Mr. Bradley Louis Radoff, FMLP, Inc. (“FMLP”) and Fondren Management LP (“Fondren”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence

1177 West Loop South

Suite 1625

Houston, Texas 77027

Item 2(c)	Place of Organization.

Mr. Radoff is a U.S. citizen. FMLP is a Texas corporation. Fondren is a Texas limited partnership.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

90338S102

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Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	FMLP and Fondren are the beneficial owners of 1,703,777 shares of Common Stock held by the Fund. Mr. Radoff is the beneficial owner of 1,825,000 shares of Common Stock consisting of (i) 1,703,777 shares of Common Stock held by the Fund, (ii) 79,166 shares of Common Stock held by the Foundation and (iii) 42,057 shares of Common Stock held by Mr. Radoff directly.

(b)	FMLP and Fondren beneficially own 1,703,777 shares of Common Stock, which represents approximately 9.0% of the shares of Common Stock issued and outstanding. Mr. Radoff beneficially owns 1,825,000 shares of Common Stock, which represents approximately 9.6% of the shares of Common Stock issued and outstanding. These percentages are determined by dividing the number of shares beneficially held by each of the Reporting Persons by 18,922,965, the number of shares of Common Stock issued and outstanding as of November 9, 2016, as determined by the Issuer’s most recent 10-Q filed on November 9, 2016 and the Issuer’s 8-K filed on November 9, 2016.

(c)	FMLP and Fondren have the shared power to vote and dispose of the 1,703,777 shares of Common Stock held by the Fund. Mr. Radoff has the shared power to vote and dispose of the 1,782,943 shares of Common Stock held by the Fund and the Foundation. Mr. Radoff has the sole power to vote and dispose of the 42,057 shares of Common Stock that he holds directly.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Fund has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

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Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 13, 2017, by and among Bradley Louis Radoff, FMLP and Fondren.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

/s/ Bradley Louis Radoff
Bradley Louis Radoff

FMLP, INC.

By:	/s/ Bradley Louis Radoff
Name:	Bradley Louis Radoff
Title:	Director

FONDREN MANAGEMENT LP

By:	FMLP, Inc., its general partner

By:	/s/ Bradley Louis Radoff
Name:	Bradley Louis Radoff
Title:	Director